(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 33-50080

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Bar Association Members/State Street Collective Trust

Full Name of Registrant

Former Name if Applicable

20 Trafalgar Square, Suite 449

Address of Principal Executive Office (Street and Number)

Nashua, New Hampshire 03063

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The American Bar Association Members/State Street Collective Trust (the “Trust”) files this report for a 5-day extension from August 9, 2006 to August 14, 2006 for filing its Quarterly Report on Form 10-Q (the “10-Q”) for the quarter ended June 30, 2006 because it will be unable to complete on a timely basis management’s assessment of internal controls over financial accounting without unreasonable effort or expense due to the need to consider the significance of a mathematical error made in preparing one of the funds’ financial highlight data in the 10-Q which was not timely detected by management in its review of preliminary drafts. The error had no effect on the net asset values determined for purposes of participant admissions and redemptions. Management will evaluate the significance of the control deficiency leading to this error before filing the 10-Q. The Trust anticipates it will be able to file its complete 10-Q by August 14, 2006 and that there will be no impact to previously reported financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Beth Halberstadt (Name)	(617) (Area Code)	376-8682 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Bar Association Members/State Street Collective Trust

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2006	By:	/s/ Beth Halberstadt
	Name:	Beth Halberstadt
	Title:	Vice President and Chief Financial Officer

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